Exhibit 99.1

Crescent Point Announces 2020 Budget

CALGARY, Jan. 14, 2020 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its 2020 budget.

KEY HIGHLIGHTS

  Expect to generate approximately $200 million to $350 million of excess cash flow in 2020 at US$55/bbl to US$60/bbl WTI, allowing for continued net debt reduction and accretive share repurchases.
  Disciplined and returns focused budget centered in key focus areas and fully funded at less than US$50/bbl WTI.
  Annual average production guidance of 140,000 to 144,000 boe/d.
  Capital expenditures of $1.10 to $1.20 billion, primarily comprised of sustaining capital.
  Advancing field automation and implementing a new supply chain pre-qualification process as part of continued focus on environmental, social and governance ("ESG") practices.

"We successfully completed our 2019 program on budget while also significantly strengthening our balance sheet through excess cash flow generation and accretive dispositions," said Craig Bryksa, President and CEO of Crescent Point. "Our plans for 2020 will continue to focus on returns, capital discipline, cost saving initiatives and generating excess cash flow to further enhance shareholder value. We will also continue to seek opportunities to further optimize our portfolio, where appropriate, as part of our strategy to focus our asset base."

2020 PRODUCTION AND CAPITAL EXPENDITURES BUDGET
Crescent Point's 2020 capital expenditures budget of $1.10 to $1.20 billion is primarily comprised of sustaining capital and is expected to generate annual average production of 140,000 to 144,000 boe/d. This production range is unchanged from the prior year after incorporating approximately 30,000 boe/d of dispositions executed in 2019.

Over 80 percent of the 2020 capital expenditures budget is allocated to four plays including the Company's key focus areas and its North Dakota resource play. Crescent Point's key focus areas in the Viewfield, Shaunavon and Flat Lake resource plays account for approximately 60 percent of the allocation, up from approximately 55 percent in 2019. These areas currently generate strong netbacks, attractive risk-adjusted returns, excess cash flow, and the opportunity to further enhance overall sustainability through additional cost efficiencies and decline mitigation programs. The Company's North Dakota resource play also delivered strong operational performance and efficiencies in 2019, resulting in consistent capital expenditures in 2020.

Within Crescent Point's 2020 budget, approximately seven percent of its capital expenditures is prudently allocated to long-term development projects, including decline mitigation programs such as waterflood. The Company plans to convert approximately 120 producing wells to water injection wells in 2020.

EXCESS CASH FLOW, BALANCE SHEET AND SHARE REPURCHASES
Crescent Point expects to generate approximately $200 million to $350 million of excess cash flow at US$55/bbl to US$60/bbl WTI, which it plans to allocate to continued net debt reduction and accretive share repurchases. The Company's budget will be flexible in the event of lower commodity prices and is fully funded at oil prices of less than US$50/bbl WTI.

Management continues to believe a strong balance sheet is essential in a cyclical commodity business, and will remain disciplined in its capital allocation, with approximately 70 to 80 percent of its 2020 excess cash flow planned to be allocated to net debt reduction. The remaining 20 to 30 percent will be directed to share repurchases, subject to returns and market conditions, in addition to $50 million of share repurchases from expected proceeds of the recently announced infrastructure asset monetization, which is on track to close in first quarter 2020.

Since implementing its normal course issuer bid ("NCIB") in first quarter 2019, Crescent Point has repurchased, for cancellation, approximately 25.3 million shares for approximately $130 million, up to and including January, 9, 2020, representing approximately five percent of its public float. The Company intends to renew its NCIB in first quarter 2020.

As part of its risk management program to protect against commodity price volatility, Crescent Point has currently hedged approximately 50 percent of its oil and liquids production for 2020. The Company plans to continue to layer additional hedges, when appropriate, to further protect its cash flow.

Crescent Point does not have any material near-term senior note debt maturities and retains significant liquidity on its covenant-based, unsecured credit facilities which are not due for renewal until October 2023.

NETBACK IMPROVEMENT AND COST EFFICIENCIES
Crescent Point was proactive in identifying and realizing internal cost efficiencies throughout the organization in 2019, including capital costs, operating, and general and administrative expenses. The Company adopted digital technologies within its key focus areas throughout the year, which enhanced new workflow changes to realize reductions to its operating cost structure and benefits to its health and safety, and asset integrity programs.

These sustainable cost savings are in addition to benefits Crescent Point realized through dispositions executed in 2019 that further enhanced its overall netbacks and sustainability. As a result of these initiatives, the Company's expected 2020 adjusted funds flow netback has improved by approximately seven percent, including the impact of its recent infrastructure monetization, at a constant WTI price of US$55/bbl.

Crescent Point will continue to seek opportunities to further enhance its competitive position in 2020 through additional portfolio optimization, cost efficiencies and new market access opportunities.

2020 BUDGET AND GUIDANCE SUMMARY

Total annual average production (boe/d)	140,000 - 144,000
% Oil and NGLs	91%
Capital expenditures ($ millions) (1)	$1,100 to $1,200
Drilling and development (%)	90%
Facilities and seismic (%)	10%
Net wells drilled (mid-point of guidance range)	~450
Adjusted funds flow netback ($/boe) (2) (3)	~$28

[1] Capital expenditures exclude any potential net property and land acquisitions and approximately $32 million of capitalized G&A.
[2] Adjusted funds flow netback as presented does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
[3] Adjusted funds flow netback based on US$55/bbl WTI, $0.75 US/CAD, MSW differential of -US$7/bbl and WCS differential of -US$19/bbl for 2020.

Non-GAAP Financial Measures
Throughout this press release, the Company uses the terms "adjusted funds flow netback", "netback", "excess cash flow", and "net debt". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback and netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Adjusted funds flow from operations netback does not have any standardized meaning and should not be used to make comparisons.

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and other current and long-term liabilities, excluding current decommissioning and lease liabilities, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements
Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: 2020 excess cash flow generation at US$55/bbl to US$60/bbl WTI and the actions and allocations the Company expects to undertake and make because of this level of excess cash flow; a disciplined and returns focused budget centered in key focus areas that is fully funded at less than US$50/bbl WTI; annual production guidance; capital expenditures budget and its composition; advancing field automation; implementing a new supply chain pre-qualification process; the continued focus on ESG practices; 2020 plans and their focus items; seeking opportunities to further optimize the Company's portfolio, as part of the strategy to focus the Company's asset base; the Company's key focus areas generating strong netbacks, attractive risk-adjusted returns, excess cash flow, and the opportunity to further enhance overall sustainability through additional cost efficiencies and decline mitigation programs; plans to convert producing wells to water injection wells; 2020 capital budget allocations; 2020 budget flexibility and full funding at oil prices of less than US$50/bbl WTI; disciplined capital allocation and the expected proportion of 2020 excess cash flow allocated to net debt reduction and share repurchases; the expected amount of 2020 share repurchases; the renewal of the Company's NCIB; the Company layering additional hedges and the benefits thereof; 2020 adjusted funds flow netback improvement; 2020 budget and guidance summary; average annual average production and composition; capital expenditures and composition; net wells drilled; and adjusted funds flow netback.

 All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2018 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2019 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed herein and in the Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2019 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:http://www.prnewswire.com/news-releases/crescent-point-announces-2020-budget-300986178.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2020/14/c3790.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 07:00e 14-JAN-20